March 15, 2019

Jerome Baglien
Chief Financial Officer and Treasurer
Benefit Street Partners Realty Trust, Inc.
9 West 57th Street
Suite 4920
New York, NY 10019

       Re: Benefit Street Partners Realty Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 16, 2018
           File No. 000-55188

Dear Mr. Baglien:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities